Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2008	Commission File Number 1-11854

Natuzzi S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Filippo Simonetti Resigned as CFO of the Natuzzi Group

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), the world’s leading manufacturer of leather-upholstered furniture, announces that Filippo Simonetti has resigned as CFO, effective March 22, 2008.

The Company named Mr. Salvatore Gaipa as new Chief Financial Officer. Mr. Gaipa, who is 55 years old, has gained considerable expertise in Accounting and Finance in multinational contests such as “Snamprogetti – ENI Group” (until 1988) and “Panasonic Italia” (until 2005) where he served as CFO with supervising responsibilities also in Human Resources, Information Technology and Internal control. Subsequently, he worked as business consultant.

The Company would like to thank Filippo Simonetti for his precious contribution to the Group and wishes him well in his future endeavors.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy’s largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Group sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Group is ISO 9001 and 14001 certified

www.natuzzi.com

CONTACT:
Natuzzi S.p.A.
Investor Relations Dept.
Tel.: +39 080 8820.812
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39 080 8820.124
relazioni.esterne@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Natuzzi S.p.A.
(Registrant)

Date:	March 7, 2008	By:	/s/ Filippo Simonetti
Filippo Simonetti